

June 23, 2014

<u>Via E-mail</u>
Mr. Dane West
Chief Executive Officer
RegalWorks Media, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

  Re: RegalWorks Media, Inc.
    Amendment No. 2 to Item 4.01 Form 8-K
    Filed June 20, 2014
    File No. 000-52846

Dear Mr. West:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Item 4.01 Form 8-K

1. In the third paragraph of your disclosure, you refer to PLS's report on your financial statements for the fiscal year ended December 31, <u>2014</u>. It appears to us that this date should be December 31, 2013. Please revise as appropriate.

2. Please revise your filing to remove the sixth paragraph as it appears that you have provided the required information in the first paragraph in regard to consulting with KBL, the newly engaged accountant.

3. When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosure as required by Item 304(a)(3) of Regulation S-K.

4. Please upload your response letter, dated June 19, 2014, to EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3865 if you have questions regarding these comments.

Sincerely,

/s/ Dale Welcome

Dale Welcome
Accountant